Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 3 DATED JANUARY 3, 2014

TO THE PROSPECTUS DATED MAY 31, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 31, 2013 as supplemented by Supplement No. 1, dated November 14, 2013, and Supplement No. 2, dated December 2, 2013, (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	an additional risk factor;

•	updated information regarding our equity incentive plans;

•	updated information regarding compensation of our directors; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from December 1 through December 31, 2013, for each of our classes of common stock.

Risk Factor

The following risk factor supplements the risk factors contained in the Prospectus.

We may alter our exposure to various property categories and we may not always own properties in each category.

We primarily target direct investments, through equity interests and/or joint ventures, in our four target property categories of office, industrial, retail and multifamily. Although we aim to diversify our real estate portfolio by owning properties in each of these categories, we may not always have significant holdings, or any holdings at all, in each category. For example, we currently have no multifamily investments. We may elect to increase or decrease our holdings in each category at any time and we may change our target property categories at any time. If we decrease or eliminate our holdings in any property category or cease to target any of the four property categories our real estate portfolio will be less diversified and we may not realize the benefits of diversification.

Equity Incentive Plans

The following disclosure updates the section of the Prospectus entitled “Management—Equity Incentive Plan” and all similar disclosure in the Prospectus.

Amended and Restated Equity Incentive Plan

On December 5, 2013, our board of directors adopted the Amended and Restated Equity Incentive Plan (the “Amended Plan”). The Amended Plan amends and restates our prior equity incentive plan (the “Prior Plan”) that was adopted by the board of directors on January 12, 2006 and suspended indefinitely by the board of directors on June 17, 2011. In connection with adopting the Amended Plan, the board of directors lifted the suspension and reinstated the plan, as amended.

The main changes in the Amended Plan are (i) removing automatic grants of stock options to our independent directors, (ii) clarifying that eligible participants under the plan include employees of the Company’s external advisor and other consultants, provided that the recipients are natural persons providing bona fide services to the

Company and those services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s stock, and (iii) clarifying that awards under the plan may be made with respect to any shares of the Company’s common stock, including unclassified (or “Class E”) shares as well as Class A, Class W and Class I shares. Other minor clarifications were made as well.

The Amended Plan provides for the granting of stock options, stock appreciation rights, restricted stock, stock units and/or other stock-based awards to our employees (if we have any in the future), our independent directors, employees of the Advisor or its affiliates and other advisors and consultants of ours and of the Advisor selected by the plan administrator for participation in the Amended Plan. Any such stock options, stock appreciation rights, restricted stock, stock units and/or other stock-based awards will provide for exercise prices, where applicable, that are not less than the fair market value of shares of our common stock on the date of the grant.

Our board of directors administers the Amended Plan as the plan administrator, with sole authority to select participants, determine the types of awards to be granted and determine all the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting and/or exercise of the awards would jeopardize our status as a real estate investment trust for tax purposes or otherwise violate the ownership and transfer restrictions imposed under our charter. Unless determined by the plan administrator, no award granted under the Amended Plan will be transferable except through the laws of descent and distribution.

An aggregate maximum of 5.0 million shares may be issued upon grant, vesting or exercise of awards under the Amended Plan, although the board of directors, to date, has only authorized and reserved for issuance a total of 2.0 million shares of our common stock under the Amended Plan. In addition, to any individual in any single calendar year no more than 200,000 shares may be made subject to stock options or stock appreciation rights under the Amended Plan and no more than 200,000 shares may be made subject to other stock-based awards under the Amended Plan. In connection with the adoption of the Prior Plan, our board of directors adopted an administrative rule, which is subject to change at any time, to the effect that it will not approve the issuance of new awards under the plan (other than the initial grant of options to our independent directors) if, after giving pro forma effect to such issuance, the aggregate number of shares of our common stock subject to all outstanding awards exceeds 4% of the sum of (i) the number of shares of our then outstanding common stock and (ii) the number of then outstanding OP Units, other than those held by us. If any shares subject to an award under the Amended Plan are forfeited, cancelled, exchanged or surrendered or an award terminates or expires without a distribution of shares or if shares are surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, such number of shares will again be available for awards under the Amended Plan. In the event of certain corporate transactions affecting our common stock, such as, for example, a reorganization, recapitalization, merger, spin-off, split-off, stock dividend or extraordinary dividend, our board of directors will have the sole authority to determine whether and in what manner to equitably adjust the number and type of shares and the exercise prices applicable to outstanding awards under the plan, the number and type of shares reserved for future issuance under the plan, and, if applicable, performance goals applicable to outstanding awards under the plan.

Under the Amended Plan, our board of directors will determine the treatment of awards in the event of a change in our control. The Amended Plan will automatically expire on January 12, 2016, unless extended or earlier terminated by our board of directors. Our board of directors may terminate the Amended Plan at any time. The expiration or other termination of the Amended Plan will have no adverse impact on any award that is outstanding at the time the Amended Plan expires or is terminated without the consent of the holder of the outstanding award. Our board of directors may amend the Amended Plan at any time, but no amendment will adversely affect any award on a retroactive basis without the consent of the holder of the outstanding award, and no amendment to Amended Plan will be effective without the approval of our stockholders if such approval is required by any law, regulation or rule applicable to the Amended Plan.

Secondary Equity Incentive Plan

On December 5, 2013, the board of directors also adopted the Secondary Equity Incentive Plan (the “Secondary Plan”). The Secondary Plan is substantially similar to the Amended Plan, except that under the Secondary Plan, an eligible participant is any person, trust, association or entity to which the plan administrator desires to grant an award. An aggregate maximum of 5.0 million shares may be issued upon grant, vesting or exercise of awards under the Secondary Plan, although the board of directors, to date, has only authorized and reserved for issuance a total of 2.0 million shares of our common stock under the Secondary Plan.

Compensation of Directors

The following disclosure updates the section of the Prospectus entitled “Management— Compensation of Directors” and all similar disclosure in the Prospectus.

On December 5, 2013, our board of directors approved revised compensation for our independent directors. As revised, we pay each of our independent directors $8,750 per quarter plus $2,000 for each regular board of directors meeting attended in person, $1,000 for each regular board of directors meeting attended by telephone, and $2,000 for each committee meeting and each special board of directors meeting attended in person or by telephone. We also pay the chairman of the Audit Committee an annual retainer of $7,500 (prorated for a partial term). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attending board meetings. If a director is also one of our officers, we will not pay additional compensation for services rendered as a director.

RSU Awards

In addition, commencing with the 2014 annual meeting of stockholders, at each annual meeting of stockholders the independent directors will automatically, upon election, receive an award (“Annual Award”), pursuant to either the Amended Plan or the Secondary Plan, of $10,000 in restricted stock units (“RSUs”) with respect to Class I shares of our common stock, with the number of RSUs based on the NAV per Class I share as of the end of the day of the annual meeting. Independent directors appointed after an annual meeting will, upon appointment, receive a pro rata Annual Award, with the number of RSUs based on the Class I NAV as of the end of the day of appointment and reflecting the number of days remaining until the one-year anniversary of the prior annual meeting of stockholders (or, if earlier and if scheduled as of the day of appointment, the date of the next scheduled annual meeting of stockholders).

Prior to the 2014 annual meeting of stockholders, on January 2, 2014, each independent director then in office will receive a pro rata Annual Award, with the number of RSUs based on the Class I NAV as of the end of the day on January 2, 2014 and reflecting the number of days remaining until the one-year anniversary of the 2013 annual meeting of stockholders.

RSUs will vest if and when the director completes the term for which he or she was elected/appointed. Unvested awards will also vest in the event of death or disability of the director or upon a change of control of our company. Unvested awards will be forfeited if the director’s term in office terminates prematurely for any other reason. The directors may elect to defer settlement of vested awards in shares pursuant to Section 409A of the Code.

The independent directors will accrue dividend equivalents on unsettled RSUs, in amounts and with accrual dates that mirror the dividend amounts and payment dates on the underlying Class I shares. Any such dividend equivalents will be paid in the form of additional RSUs, will be subject to the same terms and vesting as the underlying RSUs with respect to which the dividend equivalents are paid, and will be settled in shares at the same time as the underlying RSUs with respect to which the dividend equivalents are paid.

Stock Option Awards

In addition, in connection with our 2007, 2008, 2009, and 2010 annual meetings of stockholders, on August 27, 2007, August 21, 2008, June 29, 2009, and June 29, 2010, respectively, each of our three independent directors was granted an option to purchase 5,000 Class E shares of our common stock under the Amended Plan with an exercise price equal to $11.00 per share. These options have all vested and remain outstanding.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from December 1 through December 31, 2013.

Date	NAV per Share
	Class E	Class A	Class W	Class I
December 2, 2013	$6.90	$6.90	$6.90	$6.90
December 3, 2013	$6.90	$6.90	$6.90	$6.90
December 4, 2013	$6.90	$6.90	$6.90	$6.90
December 5, 2013	$6.91	$6.91	$6.91	$6.91
December 6, 2013	$6.91	$6.91	$6.91	$6.91
December 9, 2013	$6.90	$6.90	$6.90	$6.90
December 10, 2013	$6.90	$6.90	$6.90	$6.90
December 11, 2013	$6.90	$6.90	$6.90	$6.90
December 12, 2013	$6.90	$6.90	$6.90	$6.90
December 13, 2013	$6.90	$6.90	$6.90	$6.90
December 16, 2013	$6.90	$6.90	$6.90	$6.90
December 17, 2013	$6.90	$6.90	$6.90	$6.90
December 18, 2013	$6.90	$6.90	$6.90	$6.90
December 19, 2013	$6.92	$6.92	$6.92	$6.92
December 20, 2013	$6.91	$6.91	$6.91	$6.91
December 23, 2013	$6.91	$6.91	$6.91	$6.91
December 24, 2013	$6.91	$6.91	$6.91	$6.91
December 26, 2013	$6.91	$6.91	$6.91	$6.91
December 27, 2013	$6.91	$6.91	$6.91	$6.91
December 30, 2013	$6.93	$6.93	$6.93	$6.93
December 31, 2013	$6.93	$6.93	$6.93	$6.93

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

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